UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

New Peoples Bankshares, Inc.

(Name of Issuer)

Common Stock, par value $2 per share

(Title of Class of Securities)

64801P101

(CUSIP Number)

C. Todd Asbury

Executive Vice President and Chief Financial Officer

New Peoples Bankshares, Inc.

67 Commerce Drive

Honaker, Virginia 24260

(276) 873-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 64801P101	Page 2 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.L. Keene, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 975,000
	8.	Shared voting power 0
	9.	Sole dispositive power 975,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 975,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.27%
14.	Type of reporting person (see instructions) 00

13D

CUSIP No. 64801P101	Page 3 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Harold Lynn Keene Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 500
	8.	Shared voting power 0
	9.	Sole dispositive power 500
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 975,500
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.27%
14.	Type of reporting person (see instructions) 00

13D

CUSIP No. 64801P101	Page 4 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Charlotte M. Keene Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 975,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.27%
14.	Type of reporting person (see instructions) 00

13D

CUSIP No. 64801P101	Page 5 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charlotte M. Keene
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 975,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.27%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 64801P101	Page 6 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth L. Keene
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 975,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.27%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 64801P101	Page 7 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold Lynn Keene
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF – Personal Funds.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,423,676
	8.	Shared voting power 0
	9.	Sole dispositive power 3,423,676
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,399,176
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.09%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 64801P101	Page 8 of 11 Pages

Item 1.	Security and Issuer.

The name of the issuer is New Peoples Bankshares, Inc., a Virginia bank holding company headquartered in Honaker, Virginia (the “Issuer”). The address of the Issuer’s principal executive offices is 67 Commerce Drive, Honaker, Virginia 24260. This Schedule 13D relates to the Issuer’s common stock, par value $2 per share.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): H.L. Keene, L.L.C., a Virginia limited liability company; The Harold Lynn Keene Trust; The Charlotte M. Keene Trust; Charlotte M. Keene, a United States of America citizen; Elizabeth L. Keene, a United States of America citizen; and Harold Lynn Keene, a United States of America citizen.

The principal address of each of the Reporting Persons is P.O. Box 1320, Honaker, Virginia 24260.

This statement relates to the exercise of 453,527 common stock warrants for 453,527 shares of common stock of the Issuer by Harold Lynn Keene.

Harold Lynn Keene is President of Keene’s Carpet, Inc., Honaker, Virginia. Charlotte M. Keene is Secretary of Keene’s Carpet, Inc., Honaker, Virginia. Elizabeth L. Keene works part-time at James Madison University.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

On October 10, 2014 Harold Lynn Keene exercised 453,527 Common Stock Warrants at an exercise price of $1.75 per warrant. Total consideration paid for the exercise of the warrants $793,672.25 was from Mr. Keene’s personal funds.

Item 4.	Purpose of Transaction.

Exercise of 453,527 Common Stock Warrants for 453,527 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof:

i.	H.L. Keene, L.L.C. beneficially owns 975,000 shares of Issuer’s common stock, which represents approximately 4.27% of the outstanding shares of the class.

ii.	The Harold Lynn Keene Trust beneficially owns 975,500 shares of Issuer’s common stock, which represents approximately 4.27% of the outstanding shares of the class.

iii.	The Charlotte M. Keene Trust beneficially owns 975,000 shares of Issuer’s common stock, which represents approximately 4.27% of the outstanding shares of the class.

iv.	Charlotte M. Keene beneficially owns 975,000 shares of Issuer’s common stock, which represents approximately 4.27% of the outstanding shares of the class.

v.	Elizabeth L. Keene beneficially owns 975,000 shares of Issuer’s common stock, which represents approximately 4.27% of the outstanding shares of the class.

13D

CUSIP No. 64801P101	Page 9 of 11 Pages

vi.	Harold Lynn Keene beneficially owns 4,399,176 shares of Issuer’s common stock, which represents approximately 19.09% of the outstanding shares of the class. Of this amount, 225,000 shares represent Common Stock Warrants issued to Mr. Keene as a result of his participation in the common stock rights offering. Mr. Keene also has the right to exercise stock options issued to him totaling 8,060.

(b)	Number of shares to which Reporting Person has:

	H.L. Keene, L.L.C.	The Harold Lynn Keene Trust	The Charlotte M. Keene Trust	Charlotte M. Keene	Elizabeth L. Keene	Harold Lynn Keene

(i) Sole Voting Power	975,000	500	N/A	N/A	N/A	3,423,676

(ii) Shared Voting Power	N/A	N/A	N/A	N/A	N/A	N/A

(iii) Sole Dispositive Power	975,000	500	N/A	N/A	N/A	3,423,676

(iv) Shared Dispositive Power	N/A	N/A	N/A	N/A	N/A	N/A

(c)	All of the Reporting Persons’ purchases of Issuer’s shares during the last 60 days or since the most recent filing on Schedule 13D, whichever is less:

Purchaser	Date of Purchase Thru Exercise of Warrants	Quantity of Shares Purchased	Price Per Share

(i) Harold Lynn Keene	10/10/2014	453,527	$1.75

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Keene is a member of the Board of Directors of the Issuer. From time to time Mr. Keene may have banking transactions with the Issuer’s banking subsidiary New Peoples Bank, Inc.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A. Joint Filing Agreement.

13D

CUSIP No. 64801P101	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2014	By:	H.L. KEENE, L.L.C.

/s/ Harold Lynn Keene
		Name:	Harold Lynn Keene
		Title:	Manager

Dated: October 28, 2014	By:	THE HAROLD LYNN KEENE TRUST

/s/ Harold Lynn Keene

/s/ Charlotte M. Keene
		Names:	Harold Lynn Keene
Charlotte M. Keene
		Title:	Trustees

Dated: October 28, 2014	By:	THE CHARLOTTE M. KEENE TRUST

/s/ Harold Lynn Keene

/s/ Charlotte M. Keene
		Names:	Harold Lynn Keene
Charlotte M. Keene
		Title:	Trustees

Dated: October 28, 2014	By:	/s/ Charlotte M. Keene
Charlotte M. Keene

Dated: October 28, 2014		/s/ Elizabeth L. Keene
Elizabeth L. Keene

Dated: October 28, 2014	By:	/s/ Harold Lynn Keene
Harold Lynn Keene

13D

CUSIP No. 64801P101	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing by each of them of Amendment No. 5 to Schedule 13D with respect to the shares of Common Stock, par value $2.00 per share, of New Peoples Bankshares, Inc. beneficially owned and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the date set forth beside their respective names.

Dated: October 28, 2014	By:	H.L. KEENE, L.L.C.

/s/ Harold Lynn Keene
		Name:	Harold Lynn Keene
		Title:	Manager

Dated: October 28, 2014	By:	THE HAROLD LYNN KEENE TRUST

/s/ Harold Lynn Keene

/s/ Charlotte M. Keene
		Names:	Harold Lynn Keene
Charlotte M. Keene
		Title:	Trustees

Dated: October 28, 2014	By:	THE CHARLOTTE M. KEENE TRUST

/s/ Harold Lynn Keene

/s/ Charlotte M. Keene
		Names:	Harold Lynn Keene
Charlotte M. Keene
		Title:	Trustees

Dated: October 28, 2014	By:	/s/ Charlotte M. Keene
Charlotte M. Keene

Dated: October 28, 2014		/s/ Elizabeth L. Keene
Elizabeth L. Keene

Dated: October 28, 2014	By:	/s/ Harold Lynn Keene
Harold Lynn Keene